Ex. 99.28(d)(40)(xi)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and J.P. Morgan Investment Management Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and J.P. Morgan Investment Management Inc., a Delaware corporation and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement, effective as of the 1st day of December, 2012, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved the Sub-Adviser, to replace AllianceBernstein L.P., to provide sub-investment advisory services to an existing fund of the Trust, the JNL/AB Dynamic Asset Allocation Fund of the Trust, which will be renamed the JNL/JPMorgan Global Allocation Fund, effective June 24, 2019.

Whereas, the Parties have agreed to amend the Agreement, effective June 24, 2019, to: i) add the JNL/JPMorgan Global Allocation Fund and its sub-advisory fee; ii) add provisions required to satisfy the Sub-Adviser’s obligations under the European Union’s Markets in Financial Instruments Directive II (“MFID II”) as a portion of the JNL/JPMorgan Global Allocation Fund will be managed by portfolio management teams in the Sub-Adviser’s United Kingdom branch office; iii) update the Sub-Adviser’s address in Section 17; and iv) add a new paragraph following Section 25 of the Agreement.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Section 3 of the Agreement, “Management” is hereby amended to add new sub-sections d), e) and f) after the heading entitled “The Adviser and The Sub-Adviser each further agree that,” as set forth on Exhibit A, attached hereto, effective June 24, 2019.

2)	Section 5 of the Agreement, “Brokerage” is hereby deleted and replaced in its entirety with the revised Section 5 as set forth on Exhibit A attached hereto, effective June 24, 2019.

3)	Section 17 of the Agreement, “Notice” is hereby amended to update the address of the Sub-Adviser as follows:

b)	To Sub-Adviser:
J.P. Morgan Investment Management Inc.
277 Park Avenue, Floor 8
New York, N.Y. 10172
Attn: Ana Brands

4)	The following is hereby added as a new paragraph following Section 25 of the Agreement:

PURSUANT TO AN EXEMPTION FROM THE COMMODITY FUTURES TRADING COMMISSION IN CONNECTION WITH ACCOUNTS OF QUALIFIED ELIGIBLE PERSONS, THIS ACCOUNT DOCUMENT IS NOT REQUIRED TO BE, AND HAS NOT BEEN, FILED WITH THE COMMISSION. THE COMMODITY FUTURES TRADING COMMISSION DOES NOT PASS UPON THE MERITS OF PARTICIPATING IN A TRADING PROGRAM OR UPON THE ADEQUACY OR ACCURACY OF COMMODITY TRADING ADVISOR DISCLOSURE. CONSEQUENTLY, THE COMMODITY FUTURES TRADING COMMISSION HAS NOT REVIEWED OR APPROVED THIS TRADING PROGRAM OR THIS ACCOUNT DOCUMENT.

5)	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated June 24, 2019, attached hereto.

6)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated June 24, 2019, attached hereto.

7)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

8)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

9)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective June 24, 2019.

Jackson National Asset Management, LLC		J.P. Morgan Investment Management Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Ana Brands
Name:	Mark D. Nerud	Name:	Ana Brands
Title:	President and CEO	Title:	Vice President

Exhibit A

Section 3 additions:

d)	Under the European Union’s “Markets in Financial Instruments Directive II” (“MFID II”), the Sub-Adviser is required to provide the following reports with respect to a Fund’s UK Managed Assets (as defined in Section 5 of this Agreement):
(i)	At least quarterly, a valuation report, a transaction report and a performance report each with respect to all the investments and cash comprising the Fund’s UK Managed Assets;
(ii)	A notice to a Fund with UK Managed Assets and the Adviser if and when the overall value of the UK Managed Assets, as evaluated at the beginning of each reporting period, depreciates by 10%, and thereafter at multiples of 10%, by the end of the business day during which the threshold was been exceeded or, if the threshold is exceeded on a non-business day, by the end of the next business day. The Sub-Adviser will not be required to provide this notice if such depreciations are due to redemptions or other withdrawals from the Fund with UK Managed Assets; and
(iii)	For each calendar year, information about all aggregated costs and charges incurred in connection with the Sub-Adviser’s discretionary investment management services and the financial instruments held in a Fund’s UK Managed Assets.

e)	The Legal Entity Identifier (LEI) applicable to the JNL/JPMorgan Global Allocation Fund is: 5493006EPIXV8QL7UN39. The Adviser shall maintain the LEI and promptly notify the Sub-Adviser in the event the LEI becomes invalid, or if a different LEI becomes applicable to the JNL/JPMorgan Global Allocation Fund; and
f)	The Adviser acknowledges that conflicts of interest may arise in the course of the Sub-Adviser’s providing discretionary investment management services to the Fund. Further information on the Sub-Adviser’s potential conflicts of interest and its conflicts of interest policy may be found in the Sub-Adviser’s Form ADV and/or its Financial Conduct Authority Disclosure Document, each of which have been provided to the Adviser.
5.	Brokerage. The Sub-Adviser is responsible for decisions to buy and sell securities for each Fund, broker-dealer selection, and negotiation of brokerage commission rates and the Adviser acknowledges that the Sub-Adviser will effect securities and other transactions through brokers of its choosing. Sub-Adviser shall have the express authority to negotiate, open, continue and terminate brokerage accounts and other brokerage arrangements with respect to all portfolio transactions entered into by Sub-Adviser on behalf of the Funds. Sub-Adviser will provide copies of futures agreements entered into by the Funds to the Adviser, if applicable. It is the Sub-Adviser’s general policy in selecting a broker to effect a particular transaction to seek to obtain “best execution”, which means prompt and efficient execution of the transaction at the best obtainable price with payment of commissions which are reasonable in relation to the value of the brokerage services provided by the broker.

Consistent with this policy, the Sub-Adviser, in selecting broker-dealers and negotiating commission rates, will take all relevant factors into consideration, including, but not limited to: the best price available; the reliability, integrity and financial condition of the broker-dealer; the size of and difficulty in executing the order; and the value of the expected contribution of the broker-dealer to the investment performance of the applicable Fund on a continuing basis. If the Sub-Adviser manages a portion of a Fund’s assets from its offices in the United Kingdom (“UK Managed Assets”), the brokerage commissions paid on transactions in the UK Managed Assets will compensate the broker for trade execution only. Subject to such policies and procedures as the Trust’s Board of Trustees may determine, the Sub-Adviser shall have discretion to effect investment transactions in assets the Sub-Adviser manages from its offices outside the United Kingdom (“Non-UK Managed Assets”) through broker-dealers (including, to the extent

Exhibit A-1

permissible under applicable law, broker-dealer affiliates) who provide brokerage and/or research services, as such services are defined in section 28(e) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and to cause such Fund to pay any such broker-dealers an amount of commission for effecting a portfolio investment transaction in excess of the amount of commission another broker-dealer would have charged for effecting that transaction, if the Sub-Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker-dealer, viewed in terms of either that particular investment transaction or the Sub-Adviser’s overall responsibilities with respect to such Fund and other accounts to which the Sub-Adviser exercises investment discretion (as such term is defined in section 3(a)(35) of the 1934 Act). Allocation of orders placed by the Sub-Adviser on behalf of a Fund to such broker-dealers shall be in such amounts and proportions as the Sub-Adviser shall determine in good faith in conformity with its responsibilities under applicable laws, rules and regulations. The Sub-Adviser will submit reports on brokerage placements to the Adviser as reasonably requested by the Adviser, in such form as may be mutually agreed to by the parties hereto, indicating the broker-dealers to whom such allocations have been made and the basis therefor.

The Adviser hereby acknowledges receipt of the current best execution policy of the Sub-Adviser’s London branch and consents to the Sub-Adviser following such policy. In addition, the Adviser agrees that the Sub-Adviser may execute trades in markets that are not “regulated markets” as that term is defined in the European Union’s MFID II and may execute orders outside a trading venue.

Exhibit A-2

Schedule A

Dated June 24, 2019

Funds
JNL/JPMorgan Global Allocation Fund
JNL/JPMorgan Hedged Equity Fund
JNL/JPMorgan MidCap Growth Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund

Schedule A

Schedule B

Dated June 24, 2019

(Compensation)

JNL/JPMorgan Global Allocation Fund

Average Daily Net Assets	Annual Rate*
$0 to $1.5 Billion	0.40%
$1.5 Billion to $3 Billion	0.38%
Amounts over $3 Billion	0.35%

* The annual rates stated above will be reduced by the Acquired Fund Fees and Expenses (“AFFE”) attributable to the JNL/JPMorgan Global Allocation Fund’s investment in funds managed by the Sub-Adviser (each an “Underlying Fund”). The AFFE for each Underlying Fund is the “Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements” disclosed in the current prospectus for each Underlying Fund.

JNL/JPMorgan Hedged Equity Fund
Average Daily Net Assets	Annual Rate
$0 to $100 Million	0.30%
Amounts over $100 Million	0.25%

JNL/JPMorgan MidCap Growth Fund
Average Daily Net Assets	Annual Rate
$0 to $1 Billion	0.40%
Amounts over $1 Billion	0.35%**

** When net assets drop below $2 billion, the annual rate will be 0.38% for net assets over $1 billion.

JNL/JPMorgan U.S. Government & Quality Bond Fund
Average Daily Net Assets	Annual Rate
$0 to $200 Million	0.17%***
$200 Million to $500 Million	0.15%
$500 Million to $1 Billion	0.12%
Amounts over $1 Billion	0.10%

*** When net assets drop below $500 million, the annual rate will be 0.20% for net assets between $0 to $200 million.

Schedule B